Exhibit 10.8

TAX MATTERS AGREEMENT

This Tax Matters Agreement (the “Agreement”), dated as [            ], 2013, is by and among Caesars Entertainment Corporation, a Delaware corporation (“CEC”), and Caesars Interactive Entertainment, Inc., a Delaware corporation (“CIE”), and all of its direct and indirect Subsidiaries (CIE and its Subsidiaries shall be collectively referred to herein as the “CIE Companies”).

WHEREAS, the CIE Companies are members of the affiliated group of corporations (within the meaning of Section 1504 of the Code) of which CEC is the common parent corporation (the “CEC Consolidated Group”), which files a consolidated federal income tax return and combined and consolidated state income tax returns;

WHEREAS, CEC desires to form Caesars Growth Partners, LLC, a Delaware limited liability company (“Growth Partners”), a new growth-oriented entity to be owned by certain of CEC’s Subsidiaries and participating CEC stockholders;

WHEREAS, subject to certain conditions, HIE Holdings, Inc., a Delaware corporation (“HIE Holdings”), will contribute approximately 119,047 shares of common stock of CIE, $.001 par value per share, constituting all of the shares of common stock of CIE held by it, to Growth Partners (or its designated direct or indirect Subsidiary) in exchange for class B non-voting membership interests in Growth Partners (the “CIE Contribution”);

WHEREAS, upon the closing of the CIE Contribution, CEC will no longer own any shares of common stock of CIE, and the CIE Companies will no longer be included in the CEC Consolidated Group;

WHEREAS, CEC and the CIE Companies desire to set forth their agreement regarding the allocation of Taxes, the filing of Tax returns, the administration of Tax contests and other related Tax matters.

NOW, THEREFORE, in consideration of the mutual obligations and undertakings contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and the plural forms of the terms defined):

“Affiliate” means any corporation (including any Subsidiary not organized as a corporation electing to be taxed as a corporation for federal or state income Tax purposes) which is a Member of the CEC Consolidated Group or a State Affiliated Company.

“CEC” shall have the meaning set forth in the Preamble.

“CEC Consolidated Group” shall have the meaning set forth in the Preamble.

“CIE” shall have the meaning set forth in the Preamble.

“CIE Companies” shall have the meaning set forth in the Preamble.

“CIE Contribution” shall have the meaning set forth in the Preamble.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto, as in effect for any applicable taxable period.

“Consolidated Return” means any Tax Return with respect to United States federal income Taxes filed on a consolidated basis in which CIE or any of the CIE Companies joins in the filing of such Tax Return (for any taxable period or portion thereof) with CEC or one or more Members of the CEC Consolidated Group.

“Deconsolidation Date” means the date on which the CIE Contribution occurs.

“Federal Separate Tax Liability” shall have the meaning set forth in Section 3.02(b).

“Final Determination” shall mean the final resolution of liability for any Tax for a taxable period (i) by Internal Revenue Service Form 870 or 870–AD (or any successor forms thereto), on the date of acceptance by or on behalf of the Internal Revenue Service (the “IRS”), or by a comparable form under the laws of other jurisdictions; except that a Form 870 or 870–AD or comparable form that reserves (whether by its terms or by operation of the law) the right of the taxpayer to file a claim for a refund and/or the right of the Taxing Authority to assert a further deficiency shall not constitute a Final Determination; (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and may not be appealed; (iii) by a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreements under the laws of other jurisdictions; (iv) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the Tax imposing jurisdiction; or (v) by any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Growth Partners” shall have the meaning set forth in the Preamble.

“HIE Holdings” shall have the meaning set forth in the Preamble.

“Indemnification Tax Benefit” means a reduction in the Tax liability (or increase in a refund or credit or any item of deduction or expense) of a taxpayer for any taxable period. Except as otherwise provided in this Agreement, an Indemnification Tax Benefit will be deemed to have been realized or received from a Tax Item in a taxable period only if and to the extent that the Tax liability of the taxpayer, for such period, after taking into account the effect of the Tax Item on the Tax liability of such taxpayer in the current period and all prior periods, is less than it would have been had such Tax liability been determined without regard to such Tax Item.

“Indemnified Party” means any person that is seeking indemnification from an Indemnifying Party pursuant to the provisions of this Agreement.

“Indemnifying Party” means any person from which an Indemnified Party is seeking indemnification pursuant to the provisions of this Agreement.

“Independent Firm” means a nationally recognized law or accounting firm; provided, however, that such term shall not include any accounting firm that performs or has performed audit services with respect to CEC or CIE.

“Member” has the meaning assigned in Treasury Regulation Section l.1502–1.

“Payment Period” shall have the meaning set forth in Section 8.04.

“Separate Return Taxable Income” means, with respect to each taxable period and each state for which the allocation is being computed, the amount of income calculated by multiplying the separate entity’s Tax base for that state by the separate entity’s apportionment formula for that state, and taking into consideration nonapportionable items of income for that separate entity. If two or more entities are being treated as a separate group for purposes of this Agreement, “Separate Return Taxable Income” is computed as described above for the group as a whole, and not for each entity in that group. The Tax attributable to the Separate Return Taxable Income for any taxable period in any state is calculated by applying the statutory rate for that state to the Separate Return Taxable Income for the taxable period. If during any taxable period the CIE Companies cease to be State Affiliated Companies in any state, the “Separate Return Taxable Income” for such taxable period in such state shall be calculated as if the taxable period of the CIE Companies ended on the date that the CIE Companies cease to be State Affiliated Companies in such state.

“Separate Tax Liability” means the Federal Separate Tax Liability and the State Separate Tax Liability, as applicable.

“State Affiliated Companies” means all corporations (including Subsidiaries not organized as corporations electing to be taxed as a corporation for federal or state income Tax purposes) that CEC reasonably determines will be required to be included in a State Combined or Consolidated Return with CEC as the common parent under applicable law or that any jurisdiction determines under applicable law will be included in a State Combined or Consolidated Return with CEC as the common parent.

“State Combined or Consolidated Return” means a single state or local income Tax Return filed for multiple legal entities, including estimated Tax payment filings.

“State Group” means any group of corporations filing a State Combined or Consolidated Return.

“State Separate Tax Liability” shall have the meaning set forth in Section 4.02(c).

“Subsidiary” means a corporation, limited liability company, partnership or other entity, whether or not such entity is treated as such for Tax purposes.

“Tax” or “Taxes” means any and all forms of taxation, whenever created or imposed by a Taxing Authority, and without limiting the generality of the foregoing, shall include net income, alternative minimum, estimated, gross income, sales, use, ad valorem, gross receipts, value added, franchise, profits, license, transfer, recording, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, premium, property, inventory, windfall profit, custom duty, or other tax, governmental fee or other like assessment, impost, levy or charge of any kind whatsoever, together with any related interest, penalties, or other additions to Tax, or additional amounts imposed by any such Taxing Authority.

“Taxing Authority” means a national, federal, state, local, foreign, municipal, or any other governmental authority responsible for the administration of any Tax.

“Tax Benefit” means an amount by which the Tax liability of the CIE Companies is reduced (including without limitation, by deduction, reduction of income by virtue of increased Tax basis or otherwise, entitlement to refund, credit or otherwise and including through a carryback to a prior taxable period) calculated on a “with and without” basis.

“Tax Benefit Item” means any net operating loss, unused foreign Tax credit, unused investment credit, unused charitable deduction, unused capital loss, or similar unused Tax benefit item arising with respect to the CIE Companies in a given taxable period, computed as though the CIE Companies had independently filed a federal or state income Tax Return for all relevant taxable periods including all of the CIE Companies.

“Tax Controversy” shall have the meaning set forth in Section 7.02.

“Tax Item” means any item of income, gain, loss, deduction, expense or credit, or other attribute that may have the effect of increasing or decreasing any Tax liability.

“Tax Return” means any return, report, filing, declaration forms, questionnaire or other document, including requests for extensions of time, filings made with estimated Tax payments, claims for refund and amended returns, that may be filed for any taxable period with any Taxing Authority in connection with any Tax or Taxes (whether or not a payment is required to be made with respect to such filing) or any information reporting requirement.

“Transaction Agreement” means that certain Transaction Agreement, by and among CEC, HIE Holdings, Inc., Growth Partners and the other parties thereto, dated as of [            ], 2013, as amended from time to time in accordance with its terms.

ARTICLE II

PREPARATION AND FILING OF TAX RETURNS

Section 2.01 Federal Income Tax Returns.

(a) CEC shall timely prepare and file, or cause to be timely prepared and filed, in a manner consistent with past practice, all federal income Tax Returns (including any amended Tax Returns) for the CEC Consolidated Group, provided that the CIE Companies shall have the right to review and comment on the portion of such Tax Returns relating to the CIE Companies within a reasonable period of time prior to filing, and CEC shall consider in good faith any such comments prior to filing. For each taxable period for which they are treated as Members of the CEC Consolidated Group, the CIE Companies shall provide to CEC all financial data and any other information and documentation reasonably requested by CEC for such taxable period on a timely basis, as reasonably determined by CEC, in order for CEC to timely prepare and file the federal income Tax Returns for the CEC Consolidated Group.

(b) For any taxable period for which the CIE Companies are not treated as Members of the CEC Consolidated Group, which the parties acknowledge will be any taxable period beginning after the Deconsolidation Date, the CIE Companies will be responsible for filing their own federal income Tax Returns.

Section 2.02 State and Local Income Tax Returns.

(a) CEC shall timely prepare and file, or cause to be timely prepared and filed, in a manner consistent with past practice, all State Combined or Consolidated Returns for State Affiliated Companies, provided that the CIE Companies shall have the right to review and comment on the portion of such Tax Returns relating to the CIE Companies within a reasonable period of time prior to filing, and CEC shall consider in good faith any such comments prior to filing. For each taxable period for which they are treated as State Affiliated Companies, the CIE Companies shall provide to CEC all financial data and any other information and documentation reasonably requested by CEC for such taxable period on a timely basis, as reasonably determined by CEC, in order for CEC to timely prepare and file the State Combined or Consolidated Returns.

(b) For any taxable period for which the CIE Companies are not treated as State Affiliated Companies for a particular state, CEC shall provide the CIE Companies with reasonable advance notice at the end of the relevant taxable period that the CIE Companies will not be treated as State Affiliated Companies, and the CIE Companies will be responsible for filing, if appropriate, their own state income Tax Returns for such state.

Section 2.03 Other Tax Returns. The CIE Companies shall timely prepare and file, or cause to be timely prepared and filed all appropriate Tax Returns or other filings relating to all Taxes attributable to the CIE Companies’ business other than those described in Sections 2.01(a) and 2.02(a) of this Agreement.

ARTICLE III

ALLOCATION AND PAYMENT OF CONSOLIDATED FEDERAL TAXES

Section 3.01 Payment of Consolidated Federal Income Tax. CEC shall be responsible for the remittance of all payments of federal income Tax, including estimated Tax, due with respect to the CEC Consolidated Group. Subject to Section 6.04, for the taxable period of the CIE Companies ending on the Deconsolidation Date, the CIE Companies shall pay to CEC, at the times provided by Section 3.04, the amounts determined under Section 3.02 of this Agreement with respect to such taxable period.

Section 3.02 Allocation of Federal Income Tax. The federal income Tax liability of the CIE Companies for any federal income Tax Return filed by the CEC Consolidated Group that includes the CIE Companies that is governed by the second sentence of Section 3.01 shall be calculated in the following manner:

(a) Any allocation of Tax pursuant to this Article III shall be computed between the CIE Companies (and any Subsidiaries of the CIE Companies formed after the date of this Agreement that are also Members of the CEC Consolidated Group) as one group and all other Members of the CEC Consolidated Group as a separate group.

(b) Federal income Tax will be allocated to the CIE Companies based on the Tax the CIE Companies would have paid had they independently filed a federal income Tax Return for such taxable period including all of the CIE Companies (such Tax, the “Federal Separate Tax Liability). For purposes of this Section 3.02(b), the CIE Companies’ Tax liability shall be reduced by the CIE Companies’ carrybacks and carryovers of federal Tax Benefit Items from other taxable periods to the extent such federal Tax Benefit Items do not give rise to a payment pursuant to Section 3.03.

Section 3.03 Federal Tax Benefit Items. CEC shall pay to the CIE Companies in accordance with Section 3.04 of this Agreement, the amount, if any, by which one or more federal Tax Benefit Items reduced the federal income Tax liability of the CEC Consolidated Group for any taxable period for which a Consolidated Return is filed by CEC after the date of this Agreement. For purposes of computing the amount of the payment described in this Section 3.03, one or more federal Tax Benefit Items shall be considered to have reduced the CEC Consolidated Group’s federal income Tax liability in a given taxable period by an amount equal to the difference, if any, between (i) the amount of the CEC Consolidated Group’s federal income Tax liability for the taxable period computed without regard to such federal Tax Benefit Item or Items and (ii) the amount of the CEC Consolidated Group’s federal income Tax liability for the taxable period computed with regard to such federal Tax Benefit Item or Items.

Section 3.04 Payment.

(a) The computation of the federal income Tax allocations, as well as any required payment to and from CEC, shall be made within sixty (60) days after CEC makes a payment to, or receives a payment credit or offset from, any Taxing Authority pursuant to this Article III. Any required payment to and from CEC shall create a payable or receivable, as applicable, which shall be settled with a cash payment in accordance with the terms of this Agreement. The allocation and payment of Taxes under this Article III shall be made at the reasonable discretion of CEC, provided that the CIE Companies shall be entitled to review and comment on such allocations and computations, and CEC shall consider in good faith any such comments of the CIE Companies with respect to such allocations and computations.

(b) The same method used for the calculation of estimated Tax for the CEC Consolidated Group shall be used to calculate the amount of estimated Tax allocated to the CIE Companies. With regard to any estimated Tax that is calculated based upon income of a prior taxable period, the payments under this Agreement shall also be calculated based upon such income and appropriate adjustments made when the final Tax Return is filed with respect to such estimated Tax. For estimated Tax calculated in any other manner, the payments under this Agreement shall be determined based upon the principles of Section 3.02 of this Agreement.

Section 3.05 Carrybacks. In the event any federal Tax Benefit Item for any taxable period after the CIE Companies cease being Members of the CEC Consolidated Group is eligible to be carried back to a taxable period while the CIE Companies were Members of the CEC Consolidated Group, the CIE Companies shall, where possible, elect to carry such federal Tax Benefit Item forward to subsequent taxable periods. If the CIE Companies are required by law to carry back any such federal Tax Benefit Item, the CIE Companies shall be entitled to a payment from CEC to the extent that such a payment would be required under the terms of Section 3.03 of this Agreement.

ARTICLE IV

ALLOCATION AND PAYMENT OF

COMBINED/CONSOLIDATED STATE AND LOCAL TAXES

Section 4.01 Payment of Combined/Consolidated State and Local Income Tax. CEC shall be responsible for the remittance of all payments of state income Tax, including estimated Tax, due with respect to State Combined and Consolidated Returns filed for State Affiliated Companies. Subject to Section 6.04, for the taxable period of the CIE Companies ending on the Deconsolidation Date, the CIE Companies shall pay to CEC, at the times provided by Section 4.03, the amounts determined under Section 4.02 of this Agreement with respect to such taxable period.

Section 4.02 Allocation of Combined/Consolidated State and Local Income Tax. The state income Tax liability of the CIE Companies for each State Combined or Consolidated Return filed by CEC that includes the CIE Companies that is governed by the second sentence of Section 4.01 shall be calculated in the following manner:

(a) An allocation of Tax or payment attributable to a state Tax Benefit Item pursuant to this Article IV shall be made to the CIE Companies only if CEC reasonably determines that the CIE Companies have a nexus presence in a state taxing jurisdiction for which the allocation of Tax or payment attributable to a state Tax Benefit Item is being determined.

(b) Any allocation of Tax pursuant to this Article IV shall be computed between the CIE Companies (and any subsidiaries of the CIE Companies formed after the date of this Agreement that are also State Affiliated Companies) as one group and all other State Affiliated Companies as a separate group.

(c) If the CIE Companies as a group have Separate Return Taxable Income, a state income Tax liability will be allocated to the CIE Companies in an amount equal to (i) the Separate Return Taxable Income of the CIE Companies for that taxable period, multiplied by (ii) the applicable statutory rate for such state (such Tax liability, the “State Separate Tax Liability”). For purposes of this Section 4.02(c), the CIE Companies’ allocated Tax shall be reduced by the CIE Companies’ carrybacks and carryovers of state Tax Benefit Items from other taxable periods to the extent such state Tax Benefit Items do not give rise to a payment pursuant to Section 4.02(d).

(d) CEC shall pay to the CIE Companies in accordance with Section 4.03 of this Agreement, the amount, if any, by which one or more state Tax Benefit Items of the CIE Companies reduced the State Combined or Consolidated Return Tax liability for any taxable period for which a State Combined or Consolidated Return is filed by CEC after the date of this Agreement. For purposes of computing the amount of the payment described in this Section 4.02(d), one or more state Tax Benefit Items shall be considered to have reduced the State Combined or Consolidated Return Tax liability in a given taxable period by an amount equal to the difference, if any, between (i) the amount of the State Combined or Consolidated Return Tax liability for the taxable period computed without regard to such state Tax Benefit Item or Items and (ii) the amount of the State Combined or Consolidated Return Tax liability for the taxable period computed with regard to such state Tax Benefit Item or Items.

(e) Subject to Section 6.04, if CEC incurs a Tax liability in any state taxing jurisdiction, in addition to the Separate Return Taxable Income of the CIE Companies, solely as a result of activities conducted by, or a nexus presence of, the CIE Companies in such state taxing jurisdiction, the CIE Companies shall be liable for such Tax liability of CEC and shall pay the amount of such Tax liability to CEC in accordance with Section 4.03 of this Agreement. Any Tax Benefit generated as a result of the payment of any such Tax liability shall be deemed a Tax Benefit Item.

Section 4.03 Payment.

(a) The computation of the state income Tax allocations, as well as any required payment to and from CEC, shall be made within sixty (60) days after CEC makes a payment to, or receives a payment credit or offset from, any Taxing Authority pursuant to this Article IV. Any required payment to and from CEC shall create a payable or receivable, as applicable, which shall be settled with a cash payment in accordance with the terms of this Agreement. The allocation and payment of Taxes under this Article IV shall be made at the reasonable discretion of CEC, provided that the CIE Companies shall be entitled to review and comment on such computations, and CEC shall consider in good faith any such comments of the CIE Companies with respect to such computations.

(b) The same method used for the calculation of estimated Tax for any State Combined or Consolidated Return shall be used to determine the amount of estimated Tax allocated to the CIE Companies. With regard to any estimated Tax that is calculated based upon income of a prior taxable period, the payments under this Agreement shall also be calculated based upon such income and appropriate adjustments made when the final Tax Return is filed with respect to such estimated Tax. For estimated Tax calculated in any other manner, the payments under this Agreement shall be determined based upon the principles of Section 4.02 of this Agreement.

Section 4.04 Carrybacks. In the event any state Tax Benefit Item for any taxable period after the CIE Companies cease being State Affiliated Companies is eligible to be carried back to a taxable period while the CIE Companies were State Affiliated Companies, the CIE Companies shall, where possible, elect to carry such state Tax Benefit Item forward to subsequent taxable periods. If the CIE Companies are required by law to carry back any such state Tax Benefit Item, the CIE Companies shall be entitled to a payment from CEC to the extent that such a payment would be required under the terms of Section 4.02(d) of this Agreement.

ARTICLE V

PAYMENT OF OTHER TAXES

Section 5.01 Other Taxes. Subject to Section 6.04, for taxable periods beginning after the date of this Agreement, all Taxes payable relating to the Tax Returns described in Sections 2.01(b), 2.02(b) and 2.03, as well as any other Taxes owed by the CIE Companies other than Taxes attributable to (i) Tax Returns filed by the CEC Consolidated Group, and (ii) State Combined or Consolidated Returns filed on behalf of the State Affiliated Companies shall be paid by the CIE Companies.

ARTICLE VI

INDEMNIFICATION

Section 6.01 CEC’s Indemnification Obligations. Except as otherwise provided in this Agreement, CEC and its Affiliates will indemnify and hold harmless the CIE Companies for all liabilities for Taxes (and any loss, cost, fine, penalty, damage or other expense of any kind, including reasonable attorneys’ fees and costs incurred in connection therewith) attributable to (i) any Taxes of CEC or the CEC Consolidated Group Companies (without regard to the CIE Companies) imposed upon the CIE Companies by reason of the CIE Companies being liable for such Taxes pursuant to Treasury Regulation Section 1.1502-6 or 1.1502-78 or any analogous provision of state or local law, including any Taxes related to deferred intercompany gains triggered by the CIE Contribution; (ii) any Taxes imposed on the CIE Companies as a result of CEC settling a Tax Controversy pursuant to Section 7.02(c) without seeking consent (or over the reasonable objection) of the CIE Companies; and (iii) any Taxes imposed on the CIE Companies due to the breach of any obligation or covenant of CEC under this Agreement.

Section 6.02 CIE’s Indemnification Obligations. Subject to Section 6.04, the CIE Companies will indemnify and hold harmless CEC and its Affiliates for all liabilities for Taxes (and any loss, cost, fine, penalty, damage or expense of any kind, including reasonable attorneys’ fees and costs incurred in connection therewith) attributable to (i) any Taxes of the CIE Companies (which for the purposes of this Section 6.02 shall be treated as a separate consolidated group for U.S. federal, state and local income Tax purposes) imposed upon CEC and its Affiliates by reason of CEC and its Affiliates being liable for such Taxes pursuant to Treasury Regulation Section 1.1502-6 or 1.1502-78 or any analogous provision of state or local law; and (ii) any Taxes imposed on CEC and its Affiliates due to the breach of any obligation or covenant of the CIE Companies under this Agreement.

Section 6.03 Indemnification Mechanics.

(a) If the Indemnifying Party is required to indemnify the Indemnified Party pursuant to this Article XI, the Indemnified Party shall submit its calculations of the amount required to be paid pursuant to this Article XI, showing such calculations in reasonably sufficient detail so as to permit the Indemnifying Party to understand the calculations. The Indemnifying Party shall pay to the Indemnified Party, no later than ten (10) business days after the Indemnifying Party receives the Indemnified Party’s calculations, the amount that the Indemnifying Party is required to pay the Indemnified Party under this Article XI; provided, however, that the Indemnifying Party will not be required to make the indemnification payment if the Indemnifying Party disagrees with such calculations. In such case, the Indemnifying Party shall notify the Indemnified Party of its disagreement in writing within ten (10) business days of receiving such calculations. Any disagreement with respect to such indemnification payment will be resolved pursuant to Section 8.03.

(b) Any claim under this Article XI shall be made no later than sixty (60) days after the expiration of the applicable statute of limitations for assessment of such liability for Taxes.

(c) The amount of any indemnification payment with respect to any liability for Taxes will be reduced by any current Indemnification Tax Benefits actually realized by the Indemnified Party in respect of such liability for Taxes by the end of the taxable period in which the indemnity payment is made. The calculation of such Indemnification Tax Benefit shall be included in the calculation required to be submitted pursuant to Section 6.03(a). If any indemnification payment hereunder is determined to be taxable to the Indemnified Party by any Tax Authority, the indemnity payment payable by the Indemnifying Party will be increased as necessary to ensure that, after all required Taxes on the indemnity payment are paid (including Taxes applicable to any increases in the indemnity payment under this Section 6.03(c)), the Indemnified Party receives the amount it would have received if the indemnity payment was not taxable.

Section 6.04 Taxes Indemnifiable pursuant to the Transaction Agreement.

Notwithstanding anything to the contrary in this Agreement, the CIE Companies shall have no obligation to make any indemnification or other payment under this Agreement to CEC and its Affiliates with respect to amounts that CEC and its Affiliates have indemnified or are required to indemnify the CIE Companies for pursuant to Section 12 of the Transaction Agreement.

ARTICLE VII

COOPERATION AND TAX CONTROVERSY

Section 7.01 Cooperation.

(a) CEC and the CIE Companies shall cooperate fully (and cause their respective Affiliates to cooperate fully) at such time and to the extent reasonably requested by the other party in connection with the preparation and filing of any Tax Return or the conduct of any audit, dispute, proceeding, suit or action concerning any issues or any other matter contemplated hereunder. Such cooperation shall include, without limitation, (i) the retention and provision on demand of books, records, documentation or other information relating to any Tax Return until the later of (x) the expiration of the applicable federal or state statute of limitation (giving effect to any extension, waiver, or mitigation thereof) and (y) in the event any claim has been made under this Agreement for which such information is relevant, until a Final Determination with respect to such claim; (ii) the execution of any document that may be necessary or reasonably helpful in connection with the filing of any Tax Return, or claim for a refund of Taxes previously paid, by either party, or in connection with any audit, proceeding, suit or action addressed in the preceding sentence (including a requisite power of attorney); and (iii) the use of the parties’ best efforts to obtain any documentation from a Taxing Authority or any other administrative, judicial or other governmental authority or a third party that may be necessary or helpful in connection with the foregoing. Each party shall make its employees and facilities reasonably available on a mutually convenient basis to facilitate such cooperation.

(b) CEC and the CIE Companies shall use reasonable efforts to keep each other advised as to the status of Tax Controversies (as defined below) involving any issue which could give rise to the liability of the other party under this Agreement. CEC and the CIE Companies shall each promptly notify the other of any inquiries by any Taxing Authority or any other administrative, judicial or other governmental authority that relate to any Tax that may be imposed on the other or any affiliate of the other that might give rise to any liability under this Agreement.

Section 7.02 Contest Provisions. Subject to the cooperation provisions in Section 7.01, CEC shall have full responsibility and discretion in the handling of any audit, protest to an administrative agency, and litigation in other court of competent jurisdiction (a “Tax Controversy”), and the right to determine settlement of such Tax Controversy, which relates to (i) a Tax Return of the CEC Consolidated Group or of the State Affiliated Companies and (ii) any other Tax Controversy involving a Tax for which CEC is responsible pursuant to Section 6.01 of this Agreement, provided that, (a) the CIE Companies shall, at the expense of the CIE Companies, have participation and consultation rights with respect to any Tax Controversy relating to Taxes for which the CIE Companies would be responsible under this Agreement (for the avoidance of doubt, including pursuant to Section 7.03), or that would reasonably be expected to have a material impact on Taxes of the CIE Companies for taxable periods after the Deconsolidation Date, (b) CEC agrees to consider in good faith any comments or suggestions of the CIE Companies with respect to the resolution of such Tax Controversy; and (c) such Tax Controversy shall not be settled without the prior written consent of the CIE Companies, which consent shall not be unreasonably withheld or delayed (it being understood and agreed that CEC may settle the Tax Controversy notwithstanding the failure to obtain such consent and, in such case, the sole remedy of the CIE Companies shall be monetary damages and not injunctive relief). The CIE Companies shall have full responsibility and discretion in the handling of any Tax Controversy, and the sole right to determine the settlement of such Tax Controversy, involving any other Taxes of the CIE Companies.

Section 7.03 Certain Adjustments. In the event of a redetermination of any Tax Item reflected on any Tax Return described in Section 2.01(a) and Section 2.02(a), as a result of a refund of Taxes paid, a Final Determination, or any settlement or compromise with any Taxing Authority that may affect the Separate Tax Liability, CEC will prepare a revised pro forma Tax Return for the relevant taxable period reflecting the redetermination of such Tax Item as a result of such refund, Final Determination, settlement, or compromise. Subject to Section 6.04, the CIE Companies shall pay to CEC, or CEC shall pay to the CIE Companies, as appropriate, an amount equal to the difference, if any, between the Separate Tax Liability based on such revised pro forma Tax Return and the Separate Tax Liability for such period as originally computed pursuant to this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Effective Date. This Agreement applies to all matters related to any Tax Returns filed, Taxes paid, adjustments made in respect of any Tax, and any other matters involving Taxes on or after the date of this Agreement.

Section 8.02 Setoff. All payments to be made by any party under this Agreement may be netted against payments due to such party under this Agreement, but otherwise shall be made without setoff, counterclaim or withholding.

Section 8.03 Dispute Resolution. In the event that CEC and CIE disagree as to the amount or calculation of any payment to be made under this Agreement, or the interpretation or application of any provision under this Agreement, the parties will attempt in good faith to resolve such dispute. If such dispute is not resolved within sixty (60) business days following the commencement of the dispute, CEC and CIE will jointly retain an Independent Firm, reasonably acceptable to both parties, to resolve the dispute. The Independent Firm will act as an arbitrator to resolve all points of disagreement and its decision will be final and binding upon all parties involved. Following the decision of the Independent Firm, CEC and CIE will each take or cause to be taken any action necessary to implement the decision of the Independent Firm. The fees and expenses relating to the Independent Firm will be borne by the party that does not prevail in the dispute resolution proceeding.

Section 8.04 Interest. Payments pursuant to this Agreement that are not made within the period prescribed in this Agreement (the “Payment Period”) and that are not otherwise setoff against amounts owed by one party to the other party will bear interest for the period from and including the date immediately following the last date of the Payment Period through and including the date of payment at a per annum rate equal to the applicable rate for large corporate underpayments set forth in Section 6621(c) of the Code. Such interest will be payable at the same time as the payment to which it relates and will be calculated on the basis of a year of 365 days and the actual number of days for which due.

Section 8.05 Complete Agreement; Survival. This Agreement and the provisions of the Transaction Agreement that relate to Taxes constitute the entire agreement of the parties concerning the subject matter hereof. Any other agreements whether or not written, in respect of any Tax between or among CEC and the CIE Companies shall be terminated and have no further effect. This Agreement may not be amended or terminated except by an agreement in writing signed by the parties hereto. To the extent there is a conflict between this Agreement and the Transaction Agreement, the provisions of the Transaction Agreement shall control.

Section 8.06 Confidentiality. Each party will hold and cause its directors, officers, employees, advisors and consultants to hold in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all information (other than any such information relating solely to the business or affairs of such party) concerning the other parties hereto furnished to it by such other party or its representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (i) in the public domain through no fault of such party, (ii) later lawfully acquired from other sources not known to be under a duty of confidentiality by the party to which it was furnished, or (iii) independently developed), and each party will not release or disclose such information to any other person, except its directors, officers, employees, auditors, attorneys, financial advisors, bankers and other consultants who will be advised of and agree to be bound by the provisions of this Section 8.06. Each party will be deemed to have satisfied its obligation to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

Section 8.07 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflict of laws of the State of Delaware.

Section 8.08 Successors and Assigns. A party’s rights and obligations under this Agreement may not be assigned without the prior written consent of the other party. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. If any party to this Agreement forms or acquires one or more Subsidiaries that becomes a Member of the CEC Consolidated Group or a State Affiliated Company, such party will cause any such Subsidiary to be bound by the terms of this Agreement, and this Agreement shall apply to any such Subsidiary in the same manner and to the same extent as the current party.

Section 8.09 Intended Third Party Beneficiaries. This Agreement is solely for the benefit of the parties to this Agreement and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without this Agreement.

Section 8.10 Legal Enforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions. Any prohibition or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render unenforceable the provision in any other jurisdiction.

Section 8.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

Section 8.12 Expenses. Unless otherwise expressly provided in this Agreement, each party shall bear any and all expenses that arise from its respective obligations under this Agreement. In the event either party to this Agreement brings an action or proceeding for the breach or enforcement of this Agreement, the prevailing party in such action or proceeding, whether or not such action or proceeding proceeds to final judgment, shall be entitled to recover as an element of its costs, and not as damages, such reasonable attorneys’ fees as may be awarded in the action or proceeding in addition to whatever other relief to which the prevailing party may be entitled.

Section 8.13 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signature thereto and hereto were upon the same instrument.

Section 8.14 Change in Law. If, after the date this Agreement is executed, as a result of an amendment to the Code, the promulgation of proposed, temporary or final regulations, the issuance of a ruling by a Tax Authority, the decision of any court, or a change in any applicable state or local law, CEC or the CIE Companies believe that it is necessary or helpful to amend the provisions of this Agreement in order to preserve the rights and benefits contemplated herein, each of the parties hereto agrees to negotiate in good faith all such amendments and modifications as shall be necessary or appropriate in order to preserve as nearly as possible for the parties hereto the rights and benefits contemplated herein.

Section 8.15 Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and will be deemed given upon (a) a transmitter’s confirmation of a receipt of a facsimile transmission (but only if followed by confirmed delivery of a standard overnight courier the following business day or if delivered by hand the following business day), (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) the expiration of five business days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other addresses for a party as may be specified by like notice):

If to CEC or any member of the CEC Consolidated Group other than CIE, to:

Caesars Entertainment Corporation

Attn: General Counsel

One Caesars Palace Drive

Las Vegas, NV 89109

with a copy (which will not constitute effective notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Attn: Brad R. Okun

1285 Avenue of the Americas

New York, NY 10019

If to CIE or any of the CIE Companies, to:

Caesars Interactive Entertainment, Inc.

Attn: Chief Executive Officer

One Caesars Palace Drive

Las Vegas, NV 89109

with a copy (which will not constitute effective notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Attn: Brad R. Okun

1285 Avenue of the Americas

New York, NY 10019

or to such other address as any party hereto may have furnished to the other parties by a notice in writing in accordance with this Section 8.15.

Section 8.16 Authorization. Each of CEC and CIE hereby represents and warrants that it has the power and authority to execute, deliver and perform this Agreement, that this Agreement has been duly authorized by all necessary corporate action on the part of such party, that this Agreement constitutes a legal, valid and binding obligation of each such party and that the execution, delivery and performance of this Agreement by such party does not contravene or conflict with any provision of law or of its charter or bylaws or any agreement, instrument or order binding on such party.

Section 8.17 Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any litigation, claim, action, suit, arbitration, inquiry, proceeding, investigation or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

CAESARS ENTERTAINMENT CORPORATION

By:
Name: Title:

CAESARS INTERACTIVE ENTERTAINMENT, INC.

By:
Name: Title: